SEC File Number:  1-14447
Cusip Number: 02341w103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
[_] Form 10-D    [_] Form N-SAR    [_] Form N-CSR

For period Ended:    June 30, 2012
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ------------------------------------------------

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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PART I. REGISTRANT INFORMATION

Full Name of Registrant:                                           AMCOL International Corporation (“AMCOL”)
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Former Name if Applicable:                                                      N/A
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Address of Principal Executive Office (Street and Number):  2870 Forbs Avenue
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City, State and Zip Code:                                           Hoffman Estates, IL 60192
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PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Following the release of AMCOL's earnings for the second quarter in a press release dated July 27, 2012, AMCOL determined that it may need to reduce the value of inventory recorded in its Environmental segment’s operations in Spain.  AMCOL management and the Audit Committee are working together to determine the amount of the reduction required and to identify the financial reporting periods impacted.  AMCOL will not be able to file the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 until this review is complete.  At this time, AMCOL believes that the relevant periods may include one or more periods dating back to as early as 2010.  Currently, neither AMCOL management nor our Audit Committee is able to determine whether any financial statements will need to be restated or whether the financial results presented in the July 27, 2012 press release will need to be revised.

PART IV. OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Donald W. Pearson                                         (847)                                           851-1626
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(Name)                                                      (Area Code)                             (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMCOL will not know whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof until management and the Audit Committee have concluded their review of the relevant issues.

AMCOL International Corporation
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(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 10, 2012                                                                                     By:     /s/ Donald W. Pearson
                            Donald W. Pearson

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).